News Release

September 11, 2020
SSR MINING AND ALACER GOLD RECEIVE FINAL REGULATORY CLEARANCE
VANCOUVER, BC & DENVER, CO – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR) (ASX: AQG) (“Alacer”) are pleased to announce the receipt of the final regulatory clearance required with respect to the pending merger between SSR Mining and Alacer.
As a result, the closing date of the merger is anticipated to be Wednesday, September 16, 2020 (EST), with normal trading of SSR Mining shares on the TSX and NASDAQ continuing that day.
Australian CDI Holders
For holders of Alacer CHESS Depositary Interests (“CDIs”), which trade on Australian Securities Exchange (“ASX”), the last day of trading is anticipated to be Monday, September 14, 2020 (AEST). Alacer will apply for its CDIs to be put into voluntary suspension on Tuesday, September 15, 2020 (AEST) to allow Australian completion processes to occur. Subject to the closing date occurring, the record date for ASX purposes will be 7pm on Wednesday, September 16, 2020 (AEST). It is expected that SSR Mining will be admitted to the official list of ASX on Thursday, September 17, 2020 (AEST), with deferred settlement trading in SSR Mining CDIs commencing at 12pm that day. Normal trading of SSR Mining CDIs is expected to commence at 10am on Wednesday, September 23, 2020 (AEST). Holding statements for SSR Mining CDI holders are expected to be dispatched by close of business Tuesday, September 22, 2020 (AEST). For further information – SSR Mining CDI holders may contact SSR Mining’s Registry, Computershare Investor Services Pty Limited, at 1300 850 505 (within Australia) and +61 3 9415 4000 (outside Australia).
About SSR Mining

SSR Mining is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Alacer

Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its cornerstone Çöpler Gold Mine and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow, and therefore create maximum value for shareholders. The Çöpler Gold Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers (“km”) southeast from Istanbul and 550km east from Ankara, Turkey’s capital city.

SSR Mining Contacts

Michael McDonald, Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
E-Mail: invest@ssrmining.com

Alacer Contacts

F. Edward Farid, SVP, Business Development & Investor Relations
Lisa Maestas, Director, Investor Relations
Alacer Gold Corp.
Denver, CO
E-Mail: info@alacergold.com

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to Alacer or SSR Mining, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and other public filings of Alacer or SSR Mining. Forward-looking information relates to statements concerning Alacer’s or SSR Mining’s outlook, anticipated events or results, statements as to Alacer and SSR Mining management expectations with respect to the proposed merger between Alacer and SSR Mining (the “Transaction”) and the combined company and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

This press release also contains forward-looking statements regarding the anticipated completion of the Transaction and timing thereof. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Alacer and SSR Mining, including expectations and assumptions concerning: the proposed closing date of the Transaction; the anticipated timing of the trading halt of Alacer CDIs on the ASX; and the anticipated timing of the quotation and trading of SSR Mining CDIs on the ASX and the settlement thereof. Although Alacer and SSR Mining believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Alacer and SSR Mining can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in Alacer and SSR Mining reports filed with the Canadian securities regulatory authorities. There are also risks that are inherent in the nature of the Transaction and the anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to secure necessary stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the Transaction.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of Alacer’s or SSR Mining’s filings, and include: the ability to realize the anticipated benefits of the Transaction, to implement the combined company’s business plan or to integrate the combined company’s business operations following the Transaction (including the retention of key employees); the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at Alacer’s or SSR Mining’s operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the mines or facilities; lack of legal challenges with respect to the properties of Alacer or SSR Mining; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in Alacer’s filings on its website at www.alacergold.com, on SEDAR at www.sedar.com and on the ASX at www.asx.com.au and SSR Mining’s filings on its website at www.ssrmining.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and other unforeseen events or circumstances. Other than as required by law, Alacer and SSR Mining do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.